Exhibit 99.1

October 20, 2021	News Release 21-17

Pretivm Provides Notice of Third Quarter 2021 Operational and Financial Results Release Date and Conference Call Details

Vancouver, British Columbia, October 20, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) will release third quarter 2021 operational and financial results after market close on Thursday, November 11th, 2021. The webcast and conference call to discuss Q3 2021 will take place Friday, November 12th, 2021 at 5:00 am PT (8:00 am ET) and can be accessed at www.pretivm.com.

Third quarter 2021 webcast and conference call details:

Friday, November 12, 2021 at 5:00 am PT (8:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz

Director, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)